Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES

in $(000's)
	Fiscal Years Ended October 31,
	2003	2002	2001	2000	1999
Earnings (Loss):
Pre-tax loss from continuing operations	$(67,414)	$(48,833)	$(15,438)	$(4,459)	$(694)
Adjustments:
Minority interest in income of subsidiaries	-	-	-	11	-
Fixed charges	287	335	306	141	169
Amortization of previous capitalized interest	13	13	13	13	13
Earnings (loss) as adjusted	$(67,114)	$(48,485)	$(15,119)	$(4,294)	$(512)

Fixed Charges:
Interest expense incurred	$128	$160	$116	$141	$169
Estimate of interest within rental expense	159	175	190	-	-
Less: interest capitalized in the period	-	-	-	-	-
Total fixed charges	$287	$335	$306	$141	$169

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

Coverage deficiency (1)	$(67,401)	$(48,820)	$(15,425)	$(4,435)	$(681)

(1)    We did not have any preferred stock outstanding and consequently the ratio of combined fixed charges and preference dividends to earnings is identical to the ratio of earnings to fixed charges as of the date of this prospectus.

For purposes of calculating the ratios of earnings to fixed charges, (i) fixed charges consist of interest on debt, amortization of discount on debt and capitalized interest, and (ii) earnings consist of pre-tax income from operations and fixed charges (excluding capitalized interest) and include the amortization of capitalized interest.